September 15, 2025

Mr. David Manion

Staff Accountant

Division of Investment Management

Disclosure Review and Accounting Office

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re: Mutual Fund Series Trust, File Nos. 811-21872, 333-132541

Dear Mr. Manion:

This letter responds to your comments with respect to the series in Mutual Fund Series Trust (the “Registrant” or the “Trust”) with a June 30 or September 30 fiscal year end (each a “Fund” and collectively, the “Funds”). The Registrant has authorized Thompson Hine LLP to submit these responses on its behalf.

Comment 1: As of March 7, 2025, the link to the annual report on Empiric Fund’s website is to the annual report for the period ended September 30, 2023. Links to the current tailored shareholder reports and financial statements are not available. Please update the Empiric Fund’s website.

Response: The Empiric Fund’s website has been updated with the September 2024 annual report and is being updated to include the semi-annual tailored shareholder report and financial statements for the period ended March 2025.

Comment 2: The “Costs paid as a percentage of a $10,000 investment” in the Funds’ tailored shareholder reports were calculated incorrectly. Instruction 2(a) to Item 27A(c) of Form N-1A requires that these costs are computed using the average account value over the period based on an investment of $10,000. Please review the calculations and supplementally confirm whether the information presented is correct. If it is incorrect, please supplementally describe what controls will be implemented to comply with Item 27A(c) in the future.

Response: The Registrant regrets the error and has confirmed that going forward, the costs paid as a percentage of a $10,000 investment will be calculated based on the average account value during the reporting period. To ensure compliance with Item 27A(c), the Registrant will specify in its checklist to use average account value when preparing tailored shareholder reports.

Comment 3: In certain tailored shareholder reports, the Fund presented a different total return than what was shown in the financial highlights. Per Form N-1A, Item 27A(d)(2)(iii), Instruction 5, the 1-year return (without sales charges) should be based on the total return presented in the Fund’s

Mr. David Manion

September 15, 2025

most recent audited financial highlights. Please ensure that future tailored shareholder reports comply with Form N-1A.

Response: Going forward, the Registrant undertakes to ensure that the 1-year returns are consistent with the Fund’s audited financial highlights.

Comment 4: Please confirm in correspondence that the Catalyst Dynamic Alpha Fund continues to qualify as non-diversified.

Response: The Registrant so confirms.

Comment 5: The Staff notes that certain Funds use Mount Vernon Liquid Assets Portfolio as collateral for securities loaned. The disclosure states that the Mount Vernon Liquid Assets Portfolio is valued using NAV as a practical expedient. However, it appears that the Funds essentially use the Mount Vernon Liquid Assets Portfolio as a sweep vehicle for cash in a securities lending program. Please discuss in correspondence why NAV as a practical expedient is used when it appears that NAV is struck daily due to the daily movement of cash in and out of the relevant Funds. Please cite to specific provisions within GAAP to support the use of NAV as a practical expedient in this manner and discuss why Level 1 or Level 2 inputs are not appropriate for this valuation and disclosure.

Response: The Mount Vernon Liquid Assets Portfolio is a private holding that does not trade on an active market. ASC 820-10-35-59 permits a reporting entity to estimate the fair value of an investment using the NAV per share of the investment as a practical expedient within the scope of ASC 820-10-15-4 through 15-5 so long as the NAV is calculated in manner consistent with the measurement principles of Topic 946. ASC 820-10-15-4 permits the Funds to rely on ASC 820-10-35-59 to use NAV as a practical expedient because Mount Vernon Liquid Assets Portfolio does not have “a readily determinable fair value” and is held by an investment company within the scope of Topic 946.

An equity security has a “readily determinable fair value” if it meets any of the following conditions: (a) if sales prices or bid-and-ask quotations are currently available on a securities exchange registered with the SEC, (b) if it trades in a foreign market of a breadth and scope comparable to a U.S. market, or (c) if the fair value per share is determined and published. Because Mount Vernon Liquid Assets Portfolio does not trade on an active market, it has no readily determinable fair value.

Comment 6: For those Funds that use Mount Vernon Liquid Assets Portfolio as collateral for securities loaned, the disclosure requirements of ASC 810-10-50-6(a) were not met. Please discuss

Mr. David Manion

September 15, 2025

in correspondence why these requirements have not been incorporated in the most recent financial statements.

Response: The Registrant respectfully disagrees that the requirements of ASC 810-10-50-6(a) are applicable. The Registrant contends that the quoted paragraph only applies if a reporting entity is claiming an exemption from the disclosure requirements for variable interest entities under ASC 810-10-15-15-17(c).

Comment 7: Note 1(b) to the Financial Statements for certain Funds includes the following disclosure:

“As of June 30, 2024: The notional value of derivative instruments outstanding as of June 30, 2024, as disclosed in the Schedules of Investments and the amounts realized and changes in unrealized gains and losses on derivative instruments during the year ended June 30, 2024 as disclosed above and within the Statements of Operations serve as indicators of the volume of derivative activity for the Funds.”

Please explain in correspondence how this disclosure fulfills the requirements of ASC 815-10-50 regarding the level of derivative activity during the fiscal year for the affected Funds.

Response: ASC 815-10-50-1B expressly permits the Registrant to “select the format and the specifics of disclosures relating to its volume of such activity that are most relevant and practicable for its individual facts and circumstances.” The Registrant believes that providing the notional value of derivatives instruments is more practicable than providing the average value of derivative instruments over the reporting period because it more accurately indicates the scale, overall size and potential exposure of such derivatives.

Comment 8: As of June 30, 2024, Catalyst Enhanced Income Strategy Fund holds a number of investments that cite the US 30-day average SOFR as its base rate which was approximately 5.33%. However, the rate cited on certain GNMA, FNMA and FHLMC securities for the same period is significantly lower at 0.01%. Please address the following items in correspondence. Please confirm which rate is correct as of June 30, 2024--the reference rate or the period rate cited. Please discuss in correspondence how the Fund accrues income for interest only securities, principal only securities and equity tranches for asset backed securities. Please discuss how rates are reset and how data is generated for the reset rates. Further, please include citations to specific provisions within GAAP to support the income accrued for these types of securities.

Response: The Registrant confirms that the reference rate is correct as of June 30, 2024. The Fund does not have significant holdings of principal only securities. It accrues income for interest only securities and equity tranches for asset backed securities using the interest method. See FASB

Mr. David Manion

September 15, 2025

ASC 946-320-35-20 (“Premiums and discount shall be amortized using the interest method.”); FASB ASC 835-30-35-2 (“With respect to a note for which the imputation of interest is required, the difference between the present value and the face amount shall be treated as discount or premium and amortized as interest expense or income over the life of the note in such a way as to result in a constant rate of interest when applied to the amount outstanding at the beginning of any given period.”). The sub-adviser provides the rates for the Fund’s interest only securities. The Fund uses data from Bloomberg for the equity tranches.

Comment 9: Please confirm whether Catalyst/CIFC Senior Secured Income Fund had unfunded commitments or secured loans as of June 30, 2024. In addition, in future financial statements, please include disclosures related to investments that have unsettled or unfunded commitments and any unrealized appreciation/depreciation associated with those commitments. Also, please include references to any accounting policies as necessary related to unsettled or unfunded commitments in the notes to the financial statements.

Response: The Registrant confirms that Catalyst/CIFC Senior Secured Income Fund had no unfunded commitments or secured loans as of June 30, 2024. The Registrant undertakes to provide the requested disclosures in future financial statements to the extent applicable.

Comment 10: The Catalyst Systematic Alpha Fund appears to hold interest in Catalyst International Income Opportunities Fund, a related UCITs fund. Please explain why the financial statements do not indicate that this investment is affiliated and do not include the required disclosures under GAAP and Regulation S-X.

Response: The Registrant respectfully disagrees that the Catalyst International Income Opportunities Fund is an affiliate, or an affiliate of an affiliate, of Catalyst Systematic Alpha Fund. The sole affiliates of Catalyst Systematic Alpha Fund are its advisor, Catalyst Capital Advisors LLC, and Jerry Szilagyi, a member of the advisory board. Neither of Catalyst Capital Advisors LLC nor Mr. Szilagyi are affiliates of Catalyst International Income Opportunities Fund. Therefore, Catalyst Systematic Alpha Fund is not an affiliate of an affiliate of Catalyst International Income Opportunities Fund.

Comment 11: In the fiscal year ended June 30, 2023, the Catalyst/Warrington Strategic Program Fund received a litigation settlement and expensed legal fees. In the fiscal year ended June 30, 2024, the Fund received reimbursement from insurance company. In correspondence, please briefly describe the matter that led to litigation and settlement. It is noted that this action is not discussed in the financial statements or in other filings such as the Fund’s Form N-CEN. Please discuss how the settlement from a third-party was reported. Please cite applicable provisions within GAAP to support how amounts were accrued and recorded, and the treatment of such amounts (whether treated as income or gain).

Mr. David Manion

September 15, 2025

The Statement of Operations in the June 30, 2024 financial statements refers to Note 10 for further information regarding the recovery of legal fees from the Trust’s insurance policy. However, there is no Note 10 in the financial statements. Please discuss in correspondence whey this footnote was omitted. Finally, please explain why this litigation has not been noted in Form N-CEN for the June 30, 2023 or June 30, 2024 fiscal year ends, including the required attachment to Form N-CEN.

Response: On August 2, 2017, plaintiff Kalvin Chum filed a derivative action in the Court of Common Pleas, Franklin County, Ohio Civil Division, against Catalyst Capital Advisors LLC, the Board of Trustees of Mutual Fund Series Trust, Northern Lights Distributors LLC, and Gemini Fund Services LLC, as well as the Trust as a nominal defendant. The plaintiff alleged that the prospectus, shareholder reports and other marketing materials for the Catalyst Hedged Futures Strategy Fund (nka Catalyst/Warrington Strategic Program Fund) contained false and misleading statements as to, and descriptions of, the nature and extent of the risks related to the Fund’s strategy and performance history. The plaintiff claims that this resulted in shareholders not being able to fully appreciate the risks of an investment in the Fund. Claims against the Northern Lights Distributors LLC and Gemini Fund Services LLC were voluntarily dismissed without prejudice on October 12, 2017.

In December 2022, while the motion to dismiss was pending and with the assistance of an experienced mediator, the parties reached an agreement in principle to settle this matter. On February 2, 2023, the parties executed a stipulation (the “Stipulation”) memorializing their settlement, which provides for a payment by defendants of $2.8 million to the Trust for the benefit of the Fund, in exchange for full releases by the Plaintiff, the Trust and Fund Shareholders (as defined in the Stipulation). On February 6, 2023, the Court entered an order preliminarily approving the settlement and issued a final settlement order on April 6, 2023.

In the semi-annual report to shareholders for the period ended December 31, 2022, the settlement was reported to shareholders along with a link to more information about the settlement and a deadline for rendering any objections. It was explained that the settlement amount, less any attorneys’ fees and other expenses awarded by the court, would be paid into the Fund and that shareholders would not receive individual payments. Regrettably, the omission of the litigation in the Fund’s Form N-CEN for the June 30, 2023 fiscal year end was an oversight.

During the fiscal year ended June 30, 2024, the advisor reimbursed the Fund for insurance payments that had been mistakenly sent to the advisor instead of to the Fund. The reference to Note 10 in the 2024 Statement of Operations should have explained this reimbursement. The omission of Note 10 in the financial statement was a clerical error.

Mr. David Manion

September 15, 2025

At the time of the financial statements for the fiscal year ended June 30, 2023, the amount of the litigation settlement was unknown. Similarly, at the time of the financial statements for the fiscal year ended June 30, 2024, the amount of the reimbursement from the advisor was unknown. Therefore, the Fund treated both as contingencies and followed the guidance of ASC 450. The 2023 litigation settlement was treated as a gain, and the 2024 reimbursement of legal expenses was treated as income.

Comment 12: In the Form N-CEN for the fiscal year ended June 30, 2024, the Eventide Funds changed their answer to Item C7.n.i where they previously stated that they were excepted from Rule 18f-4 as a limited derivatives user. Please confirm which Funds are excepted from Rule 18f-4. In addition, in future filings, please ensure that all Funds that are excepted from the rule are noted in Form N-CEN.

Response: The following series of the Trust are excepted from Rule 18f-4 as limited derivatives users: Catalyst/CIFC Senior Secured Income Fund, Catalyst/MAP Global Balanced Fund, Catalyst/MAP Global Equity Fund, Catalyst/SMH High Income Fund, Catalyst/SMH Total Return Income Fund, Eventide Balanced Fund, Eventide Core Bond Fund, Eventide Dividend Growth Fund, Eventide Exponential Technologies Fund, Eventide Gilead Fund, Eventide Healthcare & Life Sciences Fund, Eventide Large-Cap Focus Fund, Eventide Limited-Term and Bond Fund. The Registrant undertakes to ensure that these Funds, and any additional Fund that is excepted from the rule, are noted in Form N-CEN.

If you have any questions or additional comments, please call me at (614) 469-3217 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng